FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 27, 2014

Commission File Number	001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU Optronics Corp. Reports Net Profit of NT$4,253 million for Fiscal Year 2013” dated January 27, 2014.

2.	Investor Conference Materials entitled, “AU Optronics Corp. Fourth Quarter 2013 Results”, dated January 27, 2014.

Item 1

News Release

AU Optronics Corp. Reports Net Profit of NT$4,253 million for Fiscal Year 2013
Issued by: AU Optronics Corp.
Issued on: January 27, 2014
Hsinchu, Taiwan, January 27, 2014 –

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today held its investor conference and announced its unaudited consolidated financial results for the fourth quarter and fiscal year of 2013(1).

Consolidated revenues in the fourth quarter of 2013 were NT$102,703 million (US$3,443 million)(2), down 4.1% from the previous quarter. Gross profit was NT$7,656 million (US$257 million), with the gross margin of 7.5%. Operating profit was NT$1,075 million (US$36 million), with the operating margin of 1.0%. AUO’s net profit for the fourth quarter of 2013 was NT$1,081 million (US$36 million). Net profit attributable to owners of Company was NT$940 million (US$32 million), with a basic EPS of NT$0.10(3) (US$ 0.03 per ADR).

For the fiscal year of 2013, unaudited consolidated revenues increased by 10.0% year-over-year to NT$416,363 million (US$13,958 million), with net profit of NT$4,253 million (US$143 million) or a basic EPS of NT$0.45(3) (US$0.15 per ADR).

4Q 2013 Result Highlights
AUO reported the following unaudited consolidated results for the fourth quarter of 2013:
•	Revenues of NT$102,703 million, down 4.1% quarter-over-quarter
•	Net profit of NT$1,081 million
•	Basic EPS of NT$0.10(3)
•	Gross margin was 7.5%
•	Operating margin was 1.0%
•	EBITDA(4) margin was 16.0%

Fiscal Year 2013 Result Highlights
AUO reported the following unaudited consolidated results for the fiscal year of 2013:
•	Revenues of NT$416,363 million, up 10.0% year-over-year
•	Net profit of NT$4,253 million
•	Basic EPS of NT$0.45(3)
•	Gross margin was 8.2%
•	Operating margin was 2.0%
•	EBITDA(4) margin was 17.3%

In the fourth quarter of 2013, large-sized panel(5) shipments totaled around 30.2 million units, up by 2.8% quarter-over-quarter.  Shipments of small-and-medium-sized panels in the same quarter were around 41.2 million units, down by 6.6% quarter-over-quarter. For the full year of 2013, large-sized panel shipments reached 117.0 million units, down by 5.1% from 2012. Small and medium-sized panel shipments totaled around 152.5 million units, down by 1.3% compared to the previous year.

Looking back to the fourth quarter, market prices for TV panels were still on the decrease. Nevertheless, through the cost control and operating efficiency improvement, AUO continued to generate profits with operating margin and EBITDA margin achieving 1.0% and 16.0%, respectively. In addition, the Company’s area shipment for the quarter also reached record high. On the other hand, thanks to the prudent inventory management, the Company’s amount of inventory continued to decline, while its days of inventory further improved to 38 days and hit a four-year low.

Looking forward to 2014, displays will continue to follow the trends of better resolution and bigger screens. AUO has successfully launched the word’s first UHD 4K Curved LCD TV display and pioneered in mass production of the 6-inch WQHD (resolution 2560×1440) ultra high resolution LCD panel for Smartphones at the end of last year(6). The Company will continuously focus on the technological upgrade and product differentiation. It will also proactively develop the sectors with high growth potential as well as high entry barriers, such as car displays, hoping to discover growth momentum and secure technological lead within the highly competitive TFT-LCD industry, with an aim to further enhance its operating performance.

(1)	All financial information was unaudited and was prepared by the Company in accordance with Taiwan IFRS.

(2)	Amounts converted by an exchange rate of NTD29.83:USD1 based on Federal Reserve Bank of New York, USA as of December 31, 2013.
(3)
AUO issued new ADSs in May 2013. Basic EPS in both the fourth quarter and the fiscal year of 2013 were calculated based on the weighted average outstanding shares of the fiscal year of 2013 (9,349 million shares).

(4)	EBITDA = Operating Income + D&A, that is, operating income before depreciation and amortization.
(5)	Large size refers to panels that are 10 inches and above in diagonal measurement while small and medium size refers to those below 10 inches.
(6)	Based on the available market research information as of January 27, 2014.

###

ABOUT AU OPTRONICS
AU Optronics Corp. (AUO) is one of the world’s leading providers of optoelectronic solutions. AUO offers a full range of panel sizes and comprehensive applications ranging from 1.5 inches to 65 inches. Based on its profound R&D and manufacturing experience, AUO continues to develop advanced display technologies of the next generation. AUO extended its market to the green energy industry in 2008. By building a vertically integrated high-efficiency solar value chain, AUO provides its customers with high-efficiency solar solutions. AUO currently has global operations in Taiwan, Mainland China, the U.S., Japan, South Korea, Singapore, the Netherlands, Czech and Slovakia. Additionally, AUO is the first pure TFT-LCD manufacturer to be successfully listed at the New York Stock Exchange (NYSE). AUO has also been named to Dow Jones Sustainability World Index for four consecutive years from 2010 to 2013. AUO’s unaudited consolidated revenues in 2013 were NT$416,363 million (US$13,958 million).  For more information, please visit AUO.com.

* 2013 year end revenue converted at an exchange rate of NTD29.83:USD1

Safe Harbor Notice
AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), a global leader of TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance of and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on March 15th, 2013.

For more information, please contact:
Gwen Ting	Jessie Lee
Corporate Communications Division	Corporate Communications Division
AU Optronics Corp.	AU Optronics Corp.
Tel: +886-3-5008800 ext 7259	Tel: +886-3-5008800 ext 3206
Fax: +886-3-5772730	Fax: +886-3-5772730
Email: gwen.ting@auo.com	Email : jessie.jc.lee@auo.com

Item 2

                               AU Optronics Corp.
                Fourth Quarter 2013 Results Investor Conference

                                 Jan. 27, 2014

                                                AUO Proprietary and Confidential

Safe Harbor Notice

The statements included in this presentation that are not historical in nature are "forward-looking statements" within the meaning of Section 27A of the United
States Securities Act of 1933 and Section 21E of the United States Securities
Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics' future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics' current expectations.

Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.

Beginning on January 1, 2013, we have adopted the International Financial
Reporting Standards as issued by the International Accounting Standards Board
("IFRS") to the extent endorsed by the ROC Financial Supervisory Commission
("FSC") ("Taiwan IFRS") for reporting our annual and interim consolidated financial statements in the ROC in accordance with the requirements of the FSC.
All financial information contained herewithin is presented in conformity with
Taiwan IFRS. Readers should be cautioned that Taiwan IFRS differs in many material respects from accounting principles generally accepted in the Republic of China ("ROC GAAP"), the United States of America ("US GAAP"), and IFRS
including to the extent that any new or amended standards or interpretations applicable under IFRS may not be timely endorsed by the FSC. We have historically presented our consolidated financial statements in accordance with
ROC GAAP, including our consolidated financial statements for the year ended
December 31, 2012. Consequently, the selected comparison financial information to be included in our quarterly earning releases in 2013 may differ materially from those released historically.

Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise.

Additional information as to these and other factors that may cause actual results to differ materially from AU Optronics' forward-looking statements or some of the major differences between ROC GAAP and US GAAP, IFRS or Taiwan IFRS can be found in AU Optronics' Annual Report on Form 20-F with respect to the year ended December, 2012 filed with the United States Securities and Exchange
Commission.

                                       2
                                                AUO Proprietary and Confidential

                       Statement of Comprehensive Income

Selected Items form Statement of Comprehensive Income

Amount : NT$ Million
                                    ---------- ------- ---------- ------- -------- --------- -------
                                         4Q'13              3Q'13         QoQ %        4Q'12
                                    ---------- ------- ---------- ------- -------- --------- -------
Net Sales                           102,703    100.0%  107,081    100.0%    (4.1%) 99,400     100.0%
Cost of Goods Sold                   (95,048)  (92.5%)  (96,815)  (90.4%)   (1.8%)  (97,769) (98.4%)
                                    ========== ======= ========== ======= ======== ========= =======
Gross Profit                          7,656     7.5%    10,266     9.6%    (25.4%)  1,631      1.6%
Operating Expenses                    (6,581)  (6.4%)    (6,892)  (6.4%)    (4.5%)  (6,577)   (6.6%)
                                    ========== ======= ========== ======= ======== ========= =======
Operating Profit (Loss)               1,075     1.0%     3,374     3.2%    (68.1%)  (4,945)   (5.0%)
Net Non-operating Income (Expenses)     471      0.5%     (623)   (0.6%)       []   (7,967)   (8.0%)
                                    ========== ======= ========== ======= ======== ========= =======
Profit (Loss) before Tax              1,546     1.5%     2,750     2.6%    (43.8%) (12,912)  (13.0%)
                                    ========== ======= ========== ======= ======== ========= =======
Net Profit (Loss)                     1,081     1.1%     2,510     2.3%    (56.9%) (12,954)  (13.0%)
                                    ========== ======= ========== ======= ======== ========= =======
Attributable to:
 Owners of Company                      940      0.9%    2,490      2.3%   (62.2%)  (12,258) (12.3%)
 Non-controlling Interests              141      0.1%       20      0.0%    604.2%    (697)   (0.7%)
                                    ========== ======= ========== ======= ======== ========= =======
Net Profit (Loss)                     1,081     1.1%     2,510     2.3%    (56.9%) (12,954)  (13.0%)
                                    ========== ======= ========== ======= ======== ========= =======
Basic EPS (NT$)(a)                   0.10               0.27             (62.2%)   (1.39)
Operating Income + DandA             16,383    16.0%    18,862    17.6%    (13.1%) 12,325     12.4%
Display Segment Information:
Net Sales                             97,162   100.0%   102,748   100.0%    (5.4%)   97,185   100.0%
Operating Income (Loss)                1,878     1.9%     4,218     4.1%   (55.5%)  (3,276)   (3.4%)
Operating Income + DandA              16,175    16.6%    18,710    18.2%   (13.5%)   12,822    13.2%
Unit Shipments (mn)(b)
 Large Size Panels                     30.2               29.3               2.8%     31.0
 Small and Medium Size Panels          41.2               44.1              (6.6%)    37.6

-- Unaudited, prepared by AUO based on Taiwan IFRS

(a) AUO issued new ADSs in May 2013. Basic EPS in both 4Q'13 and 3Q'13 were calculated based on the weighted average outstanding shares of 2013 (9,349 m shares); Basic EPS in 4Q'12 was calculated based on the weighted average outstanding shares of the reporting quarter (8,827m shares).

(b) Large size refers to panels that are 10 inches and above

                                              3 AUO Proprietary and Confidential

                       Statement of Comprehensive Income

Selected Items form Statement of Comprehensive Income
Amount : NT$ Million Except Per Share Data

                                          FY 2013             FY 2012          YoY %
                                      ----------- ------- ----------- -------- --------
Net Sales                             416,363     100.0%  378,471      100.0%    10.0%
Cost of Goods Sold                    (382,379)   (91.8%) (391,594)   (103.5%)   (2.4%)
                                      =========== ======= =========== ======== ========
Gross Profit (Loss)                   33,984       8.2%   (13,123)    (3.5%)       []
Operating Expenses                     (25,692)   (6.2%)   (25,485)    (6.7%)     0.8%
                                      =========== ======= =========== ======== ========
Operating Profit (Loss)                8,293       2.0%   (38,608)    (10.2%)      []
Net Non-operating Expenses              (3,056)   (0.7%)   (16,834)    (4.4%)   (81.8%)
                                      =========== ======= =========== ======== ========
Profit (Loss) before Tax               5,236       1.3%   (55,443)    (14.6%)      []
                                      =========== ======= =========== ======== ========
Net Profit (Loss)                      4,253       1.0%   (56,039)    (14.8%)      []
                                      =========== ======= =========== ======== ========
Attributable to:
 Equity holders of the parent company   4,180      1.0%    (54,748)   (14.5%)      []
 Minority interest                        73       0.0%     (1,291)    (0.3%)      []
                                      =========== ======= =========== ======== ========
Net Profit (Loss)                      4,253       1.0%    (56,039)   (14.8%)      []
                                      =========== ======= =========== ======== ========
Basic EPS (NT$)(a)                    0.45                   (6.20)                []
Operating Income + DandA              71,930      17.3%     36,668        9.7%    96.2%
ROE(b)                                 2.7%                 (31.1%)                []
Display Segment Information:
Net Sales                              398,836    100.0%   367,120     100.0%     8.6%
Operating Income (Loss)                 12,018     3.0%    (30,331)    (8.3%)      []
Operating Income + DandA                71,668     18.0%    40,322     11.0%     77.7%
Unit Shipments (mn)(c)
 Large Size Panels                      117.0               123.2               (5.1%)
 Small and Medium Size Panels           152.5               154.5               (1.3%)

-- Unaudited, prepared by AUO based on Taiwan IFRS

(a) AUO issued new ADSs in May 2013. Basic EPS was calculated based on the weighted average outstanding shares of 9,349 m shares in 2013 and 8,827 m shares in 2012.

(b) Large size refers to panels that are 10 inches and above

                                              4 AUO Proprietary and Confidential

                     Consolidated Balance Sheet Highlights

Amount : NT$ Million
                                   4Q'13   3Q'13   QoQ %    4Q'12
                                   ------- ------- -------- --------
Cash and S T Investment(a))         76,312  69,975  9.1%     76,656
Inv entory                          37,598  41,511 (9.4%)    42,586
Short Term Debt(b))                 66,220  56,828 16.5%     54,111
Long Term Debt                     118,488 137,193 (13.6%)  169,016
Equity                             178,346 176,478  1.1%    161,517
Total Assets                       492,243 504,372 (2.4%)   542,416
Inventory Turnover (Days)(c)            38      39               42
Net Debt to Equity(d))               60.8%   70.3%            90.7%

-- Unaudited, prepared by AUO based on Taiwan IFRS

(a) Excluding time deposit with maturity longer than 3 months (NT$ 2,121m in
4Q'13 , NT$ 2,708m in 3Q'13 , and NT$770m in 4Q'12)

(b) Short term debt refers to all interest bearing debt maturing within one year

(c) Calculated by dividing the average inventory into the annualized cost of goods sold during such period, then multiplying by 365 days

(d) Calculated by adding S-T debt and L-T debt, subtracting cash and S-T investment, then dividing total equity

                                              5 AUO Proprietary and Confidential

                       Consolidated Cash Flow Highlights

Am ount : NT$ Million
                                    4Q'13     3Q'13     QoQ
                                    --------- --------- --------
From Operating Activities           19,364    12,787     6,577
  Gain before Tax                    1,546     2,750   (1,205)
  Depreciation and Amortization     15,308    15,488     (180)
  Net Change in Working Capital      2,997    (4,799)    7,796
=================================== ========= ========= ========
From Investing Activities           (4,265)   (7,114)    2,849
  Capital Expenditure               (5,352)   (6,594)    1,242
=================================== ========= ========= ========
From Financing Activities           (8,885)  (13,325)    4,440
  Net Cha ng e in Debt              (9,005)  (13,185)    4,180
=================================== ========= ========= ========
Net Change in Cash(a)                6,338    (7,678)   14,016

-- Unaudited, prepared by AUO based on Taiwan IFRS

(a) In addition to cash generated from operating, investing and financing activities, net change in cash also included effect on currency exchange of foreign subsidiaries

Consolidated Revenues by Application
[GRAPHIC OMITTED]
-- Unaudited, prepared by AUO based on Taiwan IFRS
-- CP: Consumer products
-- Mobile PC : Include Notebook/Tablet

                                       7

                            Sales Breakdown by Size
[GRAPHIC OMITTED]

-- Unaudited, prepared by AUO based on Taiwan IFRS

                                              8 AUO Proprietary and Confidential

Consolidated Shipments and ASP by Area
[GRAPHIC OMITTED]

-- Unaudited, prepared by AUO based on Taiwan IFRS
-- ASP per square meter in US$ was translated from NT$ based on average exchange rates announced by Directorate General of Customs, ROC Ministry of
Finance of each respective quarter

                                                               9 AUO Proprietary

       Consolidated Small and Medium Panel Shipments by Area and Revenues
[GRAPHIC OMITTED]
-- Unaudited, prepared by AUO based on Taiwan IFRS
-- Small and Medium size refers to panels that are under 10 inches

                                             10 AUO Proprietary and Confidential

                           Quarterly Capacity by Area
[GRAPHIC OMITTED]

Appendix

Statement of Comprehensive Income on Taiwan IFRS

Selected Items form Statement of Comprehensive Income

Amount : NT$ Million
                           -------- -------- -------- -------- -------- ------- ------- ------- ------- -------
                            Q1'12    Q2'12    Q3'12    Q4'12     2012   Q1'13    Q2'13   Q3'13   Q4'13    2013
                           -------- -------- -------- -------- -------- ------- ------- ------- ------- -------
Net Sales                   81,102   95,189   102,781  99,400   378,471  94,244  112,335 107,081 102,703 416,363
Cost of Goods Sold          88,471   99,301   106,053  97,769   391,594  89,696  100,820  96,815  95,048 382,379
Gross Profit (Loss)         (7,370)  (4,113)  (3,272)  1,631   (13,123)  4,548   11,515  10,266   7,656  33,984
Operating Profit (Loss)    (13,690) (10,620)  (9,353)  (4,945) (38,608) (1,361)   5,205   3,374   1,075   8,293
EBITDA                       6,266    8,748     9,329  12,325    36,668  15,358   21,327  18,862  16,383  71,930
Income before tax          (14,030) (12,092) (16,408) (12,912) (55,443) (3,205)   4,145   2,750   1,546   5,236
Net Profit (Loss)          (13,782) (12,708) (16,595) (12,954) (56,039) (3,320)   3,982   2,510   1,081   4,253
Basic EPS (NT$)              (1.54)   (1.42)   (1.86)   (1.39)   (6.20)  (0.34)    0.42    0.27    0.10    0.45
Gross Margin                 -9.1%    -4.3%    -3.2%    1.6%     -3.5%    4.8%    10.3%    9.6%    7.5%    8.2%
Operating Margin            -16.9%   -11.2%    -9.1%    -5.0%   -10.2%   -1.4%     4.6%    3.2%    1.0%    2.0%
EBITDA Margin                 7.7%     9.2%      9.1%   12.4%      9.7%   16.3%    19.0%   17.6%   16.0%   17.3%

-- Unaudited, prepared by AUO based on Taiwan IFRS

                                             13 AUO Proprietary and Confidential

www.auo.com ir@auo.com

AU OPTRONICS CORP.
CONSOLIDATED BALANCE SHEET
December 31, 2013 and 2012
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) )

	December 31, 2013			December 31, 2012		YoY
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and Cash Equivalents	2,558	76,312	15.5	76,656	14.1	(343)	(0.4)
Notes & Accounts Receivables	1,466	43,727	8.9	42,640	7.9	1,087	2.6
Other Current Financial Assets	230	6,849	1.4	2,409	0.4	4,440	184.3
Inventories	1,260	37,598	7.6	42,586	7.9	(4,988)	(11.7)
Other Current Assets	172	5,118	1.0	9,782	1.8	(4,664)	(47.7)
Total Current Assets	5,686	169,604	34.5	174,072	32.1	(4,468)	(2.6)

Long-term Investments	471	14,055	2.9	15,396	2.8	(1,342)	(8.7)

Net Fixed Assets	9,060	270,269	54.9	315,518	58.2	(45,249)	(14.3)

Other Assets	1,284	38,315	7.8	37,430	6.9	886	2.4
Total Assets	16,502	492,243	100.0	542,416	100.0	(50,174)	(9.3)

LIABILITIES
Short-term Borrowings	116	3,457	0.7	8,620	1.6	(5,163)	(59.9)
Accounts Payable	2,629	78,434	15.9	81,587	15.0	(3,153)	(3.9)
Current Installments of Long-term Borrowings	2,104	62,763	12.8	45,491	8.4	17,272	38.0
Current Financial Liabilities	14	421	0.1	804	0.1	(383)	(47.7)
Accrued Expense & Other Current Liabilities	953	28,420	5.8	41,123	7.6	(12,703)	(30.9)
Machinery and Equipment Payable	250	7,468	1.5	14,598	2.7	(7,129)	(48.8)
Total Current Liabilities	6,066	180,962	36.8	192,222	35.4	(11,259)	(5.9)

Long-term Borrowings	3,318	98,974	20.1	147,418	27.2	(48,444)	(32.9)
Bonds Payable	654	19,514	4.0	21,598	4.0	(2,084)	(9.7)
Non Current Financial Liabilities	1	17	0.0	113	0.0	(95)	(84.8)
Other Long-term Liabilities	484	14,430	2.9	19,549	3.6	(5,120)	(26.2)
Total Long-term Liabilities	4,456	132,935	27.0	188,678	34.8	(55,743)	(29.5)

Total Liabilities	10,523	313,897	63.8	380,900	70.2	(67,003)	(17.6)

EQUITY
Common Stock	3,226	96,242	19.6	88,270	16.3	7,972	9.0
Capital Surplus	2,028	60,503	12.3	112,516	20.7	(52,013)	(46.2)
Retained Earnings	135	4,017	0.8	(54,671)	(10.1)	58,689
Other Equity	119	3,546	0.7	1,339	0.2	2,208	164.9
Non-Controlling Interests	471	14,037	2.9	14,063	2.6	(26)	(0.2)
Total Equity	5,979	178,346	36.2	161,517	29.8	16,829	10.4
Total Liabilities & Equity	16,502	492,243	100.0	542,416	100.0	(50,174)	(9.3)

Note:
(1) Unaudited, prepared by AUO based on Taiwan IFRS
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.83 per USD as of December 31, 2013
(3) Cash and Cash Equivalents excluding time deposit with maturity longer than 3 months

AU OPTRONICS CORP.
CONSOLIDATED COMPREHENSIVE INCOME STATEMENT
     For the Three Months Ended December 31, 2013 and 2012 and September 30, 2013
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison						Sequential Comparison
	4Q 2013	% of	4Q 2012	YoY	4Q 2013	% of	3Q 2013	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %

Net Sales	3,443	102,703	100.0	99,400	3.3	3,443	102,703	100.0	107,081	(4.1)
Cost of Goods Sold	3,186	95,048	92.5	97,769	(2.8)	3,186	95,048	92.5	96,815	(1.8)
Gross Profit	257	7,656	7.5	1,631	369.3	257	7,656	7.5	10,266	(25.4)

Operating Expenses	221	6,581	6.4	6,577	0.1	221	6,581	6.4	6,892	(4.5)
Operating Profit (Loss)	36	1,075	1.0	(4,945)		36	1,075	1.0	3,374	(68.1)

Net Non-Operating Income (Expense)	16	471	0.5	(7,967)		16	471	0.5	(623)

Profit (Loss) before Income Tax	52	1,546	1.5	(12,912)		52	1,546	1.5	2,750	(43.8)

Income Tax Expense	(16)	(464)	(0.5)	(42)	1,000.7	(16)	(464)	(0.5)	(240)	93.1
Net Profit (Loss)	36	1,081	1.1	(12,954)		36	1,081	1.1	2,510	(56.9)

Other Comprehensive Income (Loss)	26	781	0.8	(53)		26	781	0.8	(567)
Total Comprehensive Income (Loss)	62	1,862	1.8	(13,008)		62	1,862	1.8	1,943	(4.1)

Net Profit (Loss) Attributable to:
Owners of Company	32	940	0.9	(12,258)		32	940	0.9	2,490	(62.2)
Non-controlling Interests	5	141	0.1	(697)		5	141	0.1	20	604.2
Net Profit (Loss)	36	1,081	1.1	(12,954)		36	1,081	1.1	2,510	(56.9)

Total Comprehensive Income (Loss) Attributable to:
Owners of Company	53	1,582	1.5	(12,308)		53	1,582	1.5	2,015	(21.5)
Non-controlling Interests	9	281	0.3	(700)		9	281	0.3	(73)
Total Comprehensive Income (Loss)	62	1,862	1.8	(13,008)		62	1,862	1.8	1,943	(4.1)

Basic Earnings Per Share	0.00	0.10		(1.39)		0.00	0.10		0.27
Basic Earnings Per ADR(3)	0.03	1.01		(13.89)		0.03	1.01		2.66
Weighted-Average Shares Outstanding ('M)		9,349		8,827			9,349		9,349

Note:
(1) Unaudited, prepared by AUO based on Taiwan IFRS
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.83 per USD as of December 31, 2013
(3) 1 ADR equals 10 common shares

AU OPTRONICS CORP.
CONSOLIDATED INCOME STATEMENT
For the Year Ended December 31, 2013 and 2012
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison
	2013		% of	2012	YoY
	USD	NTD	Sales	NTD	Chg %

Net Sales	13,958	416,363	100.0	378,471	10.0
Cost of Goods Sold	12,819	382,379	91.8	391,594	(2.4)
Gross Profit (Loss)	1,139	33,984	8.2	(13,123)

Operating Expenses	861	25,692	6.2	25,485	0.8
Operating Profit (Loss)	278	8,293	2.0	(38,608)

Net Non-Operating Expenses	(102)	(3,056)	(0.7)	(16,834)	(81.8)

Profit (Loss) before Income Tax	176	5,236	1.3	(55,443)

Income Tax Expense	(33)	(983)	(0.2)	(596)	64.9
Net Profit (Loss)	143	4,253	1.0	(56,039)

Other Comprehensive Income (Loss)	87	2,610	0.6	(1,344)
Total Comprehensive Income (Loss)	230	6,863	1.6	(57,383)

Net Profit (Loss) Attributable to:
Owners of Company	140	4,180	1.0	(54,748)
Non-controlling Interests	2	73	0.0	(1,291)
Net Profit (Loss)	143	4,253	1.0	(56,039)

Total Comprehensive Income (Loss) Attributable to:
Owners of Company	213	6,355	1.5	(55,933)
Non-controlling Interests	17	508	0.1	(1,450)
Total Comprehensive Income (Loss)	230	6,863	1.6	(57,383)

Basic Earnings Per Share	0.01	0.45		(6.20)
Basic Earnings Per ADR(3)	0.15	4.47		(62.02)
Weighted-Average Shares Outstanding ('M)		9,349		8,827

Note:
(1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.83 per USD as of December 31, 2013
(3) 1 ADR equals 10 common shares

AU OPTRONICS CORP.
CONSOLIDATED STATEMENT OF CASH FLOW
For the Period Ended December 31, 2013 and 2012
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	2013		2012
	USD	NTD	NTD
Cash Flow from Operating Activities:
Profit(Loss) before Income Taxes	176	5,236	(55,443)
Depreciation & Amortization	2,133	63,638	75,276
Investment Loss under Equity Method	(15)	(454)	(319)
Changes in Working Capital	(621)	(18,516)	13,998
Changes in Others	(9)	(261)	2,245
Net Cash Provided by Operating Activities	1,664	49,642	35,758

Cash Flow from Investing Activities:
Proceeds from Disposal of AFS Investments	21	625	291
Acquisition of Property, Plant and Equipment	(853)	(25,458)	(43,333)
Proceeds from Disposal of Property, Plant and Equipment	20	587	82
Acquisition of Equity-Accounted Investees and Financial assets carried at cost	(7)	(210)	(240)
Proceeds from Disposal of Equity-Accounted Investees and Financial assets carried at cost	94	2,793	589
Decrease(Increase) in Other Financial Assets	6	193	(232)
Increase in Intangible Assets	(55)	(1,654)	(445)
Decrease(Increase) in Other Assets	(3)	(100)	106
Net Cash Used in Investing Activities	(779)	(23,224)	(43,182)

Cash Flow from Financing Activities:
Decrease in Short-term Borrowings	(173)	(5,163)	(580)
Decrease in Guarantee Deposits	(5)	(146)	(24)
Decrease in Long-term Borrowings and Bonds Payable	(1,069)	(31,896)	(4,393)
Issuance of Common Stock for Cash	345	10,281	0
Issuance of Stocks to Non-Controlling Interests and Others	5	139	(944)
Net Cash Used by Financing Activities	(898)	(26,785)	(5,940)

Effect of Exchange Rate Changes on Cash	1	23	(34)
Net Decrease in Cash and Cash Equivalents	(12)	(343)	(13,398)
Cash and Cash Equivalents at Beginning of Period	2,570	76,656	90,053
Cash and Cash Equivalents at End of Period	2,558	76,312	76,656

Note:
(1) Unaudited, prepared by AUO based on Taiwan IFRS
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.83 per USD as of December 31, 2013

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: January 27, 2014	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer